January 24, 2018
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for ClearBridge Dividend Strategy ESG ETF and ClearBridge
 Large Cap Growth ESG ETF, each a series of Legg Mason
 ETF Investment Trust (File No. 811-23096) (the "Funds").
 On August 14, 2017 we resigned at the request of the Funds.
 We have read the Funds' statements included under Item 77K of its Form N-SAR dated January 24, 2018, and we agree with such statements, except that we are not in a position to agree or disagree with the Funds' statement that the change was approved by the Board of Trustees and we are not in a position to agree or disagree with the Funds'
statements that PricewaterhouseCoopers LLP were not consulted regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the
Funds' financial statements.

Very truly yours,
/s/ KPMG LLP